EXHIBIT 99.1

TOTAL NUTRACEUTICAL SOLUTIONS, INC.

CONSULTING AGREEMENT

AGREEMENT made as of the 26th day of August, 2010 (the “Effective Date”), by and between Keith E. Manfred (“Consultant”), and Total Nutraceutical Solutions, Inc. (hereafter referred to as “TNS”) having a place of business at 80 Columbia Street, Stevenson, Washington 98648.

WHEREAS, TNS desires to obtain the services of Consultant to advise and assist TNS in certain matters relating to product marketing and,

WHEREAS, the Consultant is willing to perform such services as an independent contractor.

NOW, THEREFORE, the parties hereto agree as follows:

1.

Scope of Work.  Consultant will assist TNS with continued conceptual development, design and production of Branding, Marketing, Positioning, Packaging, Product Promotion, Video, Social Media, and Online Marketing materials.  An overview of the marketing services to be performed and the costs associated with the projects are described in more detail in Appendix A attached hereto.  All of the work will be in support of promoting, branding and media management for TNS, a natural health product line consisting of a proprietary blend of the highest quality all-natural mushroom-based nutraceutical supplements and cosmetic products to be sold direct to consumers and retail outlets. The initial focus will include but not be limited to ImmuSano™, GlucoSANO™, Groh™ and EquiSANO™.  All services of the Consultant under this Agreement shall be performed by Consultant.

2.

Consulting Fees.

a.

As compensation for the Consultant’s services under this Agreement, as described in Appendix A with an overall budget of $420,000, TNS agrees to issue to Consultant an aggregate of 4 million shares of TNS common stock, 2 million shares to be issued as soon as practicable after the Effective Date and the remaining 2 million shares to be issued in four (4) equal tranches on a quarterly basis beginning with the end of the first quarter in the second year of the Agreement.  The shares of common stock will be registered under a S-8 registration statement and will be free trading shares.  Each issuance of shares of common stock under this provision shall be evidenced by a Subscription Agreement between the parties.

b.

TNS shall reimburse the Consultant for all reasonable expenses incurred by Consultant directly in connection with the provision of services under the Agreement and for the expenses of travel authorized by and on behalf of TNS.  Consultant shall submit expenses monthly as incurred and shall make available supporting receipts and documentation in such form as requested by TNS.

3.

Term and Termination.  The term of this Agreement will be two years from the Effective Date.  This agreement is terminable at any time by either party for any or no reason by fourteen (14) day prior written notice to the other party.

4.

Confidentiality.  The Consultant acknowledges that TNS will provide him with information which may constitute confidential, non-public information concerning TNS. The Consultant agrees that he will maintain in confidence and will not disclose to any third party (unless compelled by law) or use for his own benefit (other than for performance of services under this Agreement) any confidential or proprietary information, inventions, or other information disclosed to him by TNS. The Consultant further agrees to take reasonable precautions to prevent any unauthorized disclosure of any such information. The Consultant acknowledges that this obligation shall survive the termination of this Agreement for 5 years without regard to the reason for such termination. Upon termination of this Agreement or upon TNS request the Consultant shall return immediately to TNS all confidential information.

5.

Independent Contractor. The parties acknowledge and agree that the Consultant shall provide his services hereunder as an independent contractor. Both TNS and Consultant agree that this Agreement does not establish an employer-employee relationship between TNS and Consultant.  Nothing herein shall in any way be construed to constitute Consultant as an employee of TNS, nor shall he have the power to bind TNS in any capacity.  The Consultant assumes full responsibility and liability for the payment of any taxes due on money received by him hereunder. Each party shall conduct its business at its own location with its own employees and resources, and at its own expense.  Consultant is an independent contractor and shall not be construed to be a legal partner of TNS.  Neither party shall have the right to incur any obligations on behalf of the other, except as otherwise provided herein.

6.

Assignment.  This Agreement, and the rights and obligations hereunder, may not be assigned or transferred by Consultant without the prior written consent of TNS.

7.

Effect of Termination.  Upon termination of this Agreement, neither the Consultant nor TNS shall have any further obligations under this Agreement, except for payment by TNS in respect of liabilities accrued through the date of termination and for Sections 4 and 5.

8.

Notices.  All notices required to be given hereunder shall be given to the parties at the addresses set forth below or to such other addresses as the parties may from time to time designate by notice so given. All notices shall be in writing and shall be served or given by registered or certified mail, postage prepaid, or by actual delivery. Notice shall be effective on the date of actual receipt or on which delivery is refused.

TNS:

Marvin S. Hausman, M.D.

Total Nutraceutical Solutions, Inc.

80 Columbia Street

Stevenson, Washington 98468

Consultant:

Keith E. Manfred

32253 Via Cirillo

Temecula, CA 92592

9.

Complete Agreement  This Agreement supersedes all prior consulting agreements and understandings between the parties, and may not be altered, changed or terminated orally. No alteration, change, termination, or attempted waiver of any of the provisions hereof by one party shall be binding without the written consent of the party to be charged therewith.

10.

Arbitration.  Should either party wish to commence any legal proceeding involving this Agreement, the moving party shall be entitled to initiate arbitration proceedings. Proceeding shall be initiated and conducted in Portland, Oregon under the rules of the American Arbitration Association. The decision of the arbitrator shall be final and binding. The party prevailing in such proceedings shall be entitled to recover its or his costs and reasonable attorneys’ fees from the party not prevailing.

Keith E. Manfred		TOTAL NUTRACEUTICAL SOLUTIONS, INC.

BY:	/s/ Keith E. Manfred	BY:	/s/ Marvin S. Hausman, M.D.
PRINT NAME:	Keith E. Manfred	PRINT NAME:	Marvin S. Hausman, M.D.
Chairman & CEO
DATE:	August 26, 2010	DATE:	August 26, 2010

3